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Exhibit 2

30 January 2003

Embargo: Not for release before 12:30 midday (SA time) on Thursday, 30 January 2003

BOARD, SENIOR MANAGEMENT CHANGES AT DURBAN ROODEPORT DEEP, LIMITED

        The appointment of Durban Roodepoort Deep, Limited's Chief Financial Officer Ian Murray to the post of Deputy Chief Executive Officer was among several Board and senior management changes announced on behalf of the Board today (Thursday, 30 January 2003) by Chairman and Chief Executive Officer Mark Wellesley-Wood.

        Murray is succeeded as CFO by Kobus Dissel, previously Group Financial Manager. Dissel joined DRD in October 1999 from a 16-year career in finance at Anglo American and AngloGold.

        DRD non-executive director Nick Goodwin retires from the Board after 6 years as non-executive director to project manage the company's South African deep-level gold mining project, Argonaut. A new, non-executive director will be sought to replace Goodwin.

        For the time being, Wellesley-Wood said, he would retain the roles of both Executive Chairman and Chief Executive Officer but, in accordance with corporate governance guidelines, his function would be moderated both by the appointment of an independent, non-executive Deputy Chairperson and the Board's maintenance of a majority of independent, non-executive directors.

Senior management changes

        Group Chief Engineer Grant Dempsey becomes DRD's Divisional Director responsible for the Crown Joint Venture while Richard Johnson, previously Manager Growth: Australasia, becomes Divisional Director Australasia and General Manager, Tolukuma Gold Mine. Mark Munroe, previously Manager Growth: South Africa, now heads up DRD's Projects and New Business team.

        Former General Manager at DRD's Buffelsfontein operation, Anton Lubbe, has become General Manager at the Hartebeestfontein operation. Chris Vermeulen, previously Production Manager at Blyvooruitzicht, has been promoted to General Manager at Buffelsfontein.

New appointments

        Ilja Graulich, previously a partner at public relations and communications consultancy, Brunswick, and formerly Companies and Markets Editor at Business Day, has joined DRD to head up corporate communications and investor relations.

        Ted Nohajer joins DRD as Manager, Tolukuma Gold Mine from Gold Fields Limited where he was production manager at the company's Beatrix mine.

Queries:	Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7826 (office) +27 83 604 0820 (mobile)
James Duncan, Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)
Janice Dempsey, Russell & Associates +27 11 880 3924 (office) +27 82 376 2327(mobile)

KOBUS DISSEL

        Kobus (44) was promoted to Chief Financial Officer of Durban Roodepoort Deep, Limited (DRD) in January 2003. Previously, he was Group Financial Manager.

        Born in Virginia, in the Free State, he graduated in 1979 from Potchefstroom University with a B. Com. Honours degree in business economics and management accounting. He subsequently completed the Management Development Programme and specialist course in mining tax at Unisa.

        Kobus joined Anglo American Corporation at its Western Deep Levels gold mining operation in 1983, rising to the post of Financial Manager responsible for financial systems at AngloGold's corporate office.

        He joined DRD in October 1999 as Group Financial Manager.

        Kobus is married with two daughters.

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BOARD, SENIOR MANAGEMENT CHANGES AT DURBAN ROODEPORT DEEP, LIMITED
KOBUS DISSEL